

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

November 7, 2008

Yaron Eitan
Chief Executive Officer
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

RE: Vector Intersect Security Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 29, 2008
File No. 000-52247

Dear Mr. Eitan:

        We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page nine

The Acquisition, page 10

1.   Please revise your preliminary proxy in this and all relevant sections to reflect the Form 8-K filed by the company on November 6, 2008 relating to the changed terms of the TD Banknorth credit facility.

2.   We note your response to comment one from our letter dated October 3, 2008 and the disclosure added to pages 13 and 40 that Catalyst Equity Management purchased from Vector 593,750 shares of Vector's common stock and warrants to purchase 118,750 shares of common stock; that these securities and $4,750,000 of proceeds were placed into escrow; and that Vector purchased 600,000 shares of common stock with the proceeds and placed those shares into escrow. Disclose whether Vector purchased the 600,000 shares in private transactions or through the public markets. Disclose whether Vector purchased the 600,000 shares in order to increase the likelihood that the merger and related proposals are approved. Disclose the percentage of initial public offering shares that these 600,000 shares represent. Disclose if and how the new shares held in escrow and the initial public offering shares held in escrow will be voted at the shareholders meeting and how this will impact the vote. Explain how the beneficial ownership tables reflects the shares held in escrow. Provide us with a copy of the escrow agreement(s).

3.   Please provide a legal analysis as to the necessity and timing of reporting the company's purchase of the 600,000 shares and placement of those shares into an escrow account on Form 8-K.

4.   We note your response to comment two from our letter dated October 3, 2008. Please revise your preliminary proxy to disclose how you will inform shareholders before the meeting of any arrangements or stock purchases entered into by Vector, Cyalume or their affiliates that are intended to increase the likelihood that the merger and related proposals are approved. Disclose how votes will be counted in the case of shares purchased by the company.

5.   We note that Vector guaranteed a bridge loan of up to $12 million to one of its affiliates for the affiliate to purchase additional shares. Disclose the maximum number of initial public offering shares that could be purchased with the proposed $12 million bridge loan and the percentage of initial public offering shares that such a purchase would represent.

6.   We note the added disclosure on page 20 that Mr. Churchill purchased 317,650 shares of Vector common stock for $2,503,085. While the staff recognizes that counsel for the company does not represent Mr. Churchill, please have Mr. Churchill advise as to how his reporting obligations under Section 16 of the Securities Exchange Act of 1934 have been met.

7. We note your response to comment three from our letter dated October 3, 2008 and the revised disclosure on pages 16 and 51. Please revise to disclose the basis of your belief that Mr. Dunaway's consulting agreement with Vector and attendant responsibilities do not indicate control, control by, or common control between Mr. Dunaway and SCP Partners, Selway Partners, or any of their respective affiliates. Further, please revise your added disclosure to provide the basis of your belief that the payment terms to Mr. Dunaway (of $10,000 per month retroactive to May 2, 2007, and a success fee of $10,000 per month and warrants to purchase 100,000 shares of Vector common stock) do not result in a control relationship.

Cyalume's Projections, page 57

8. We note your response to comment four from our letter dated October 3, 2008. We also note that the information you have provided to us pursuant to Rule 12b-4 is not limited to the categories discussed in your response letter and that the projections provided by Cyalume to Vector and to JSA appear to differ. Please disclose all financial projections exchanged between Vector and Cyalume and all projections reviewed by Vector's advisors, or advise us why they are not material. To the extent that projections covering the same periods differed, highlight the material difference and explain how Vector considered the differences in evaluating whether the consideration is fair and the 80% test is satisfied. Also disclose the bases for and the nature of the material assumptions underlying the projections.

Satisfaction of 80% Test, page 59

9. We note your response to comment five from our letter dated October 3, 2008 and the added disclosure on page 88 that Vector did not rely on any amounts specified in the projections after 2010 and did not rely on the amount of revenue in any particular sub-sequence. Please reconcile such disclosure with your statement on page 60 that, based on the financial analysis conducted by ValueScope and the fact that management believes that $117.9 million is a fair price to pay for Cyalume, the Board of Directors concluded that the 80% test was satisfied.

    Since ValueScope's opinion itself was based upon a review of Cyalume's projected profit and loss statements for the years 2008 through 2012, it is unclear how the board did not rely on any amounts specified in the projections after 2010 at the same time it relied upon ValueScope's opinion in determining that the 80% test was satisfied. Please advise and clarify your disclosure.

    As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Giovanni Caruso, Esq.
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        Via Facsimile: (212) 407-4990